PETROSONIC ENERGY, INC.

January 6, 2014

VIA EDGAR

Mr. John Reynolds, Assistant Director

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Petrosonic Energy, Inc.
Amendment No. 6 to Registration Statement on Form S-1
Filed January 6, 2014
File No. File No. 333-186580

Dear Mr. Reynolds:

This letter is in response to the telephone conversation Mary Ann Sapone, Esq. had with Erin Wilson on January 2, 2014. In that conversation, Ms. Wilson asked to have exhibit 5.1 (including exhibit 23.2) filed. Petrosonic Energy, Inc. (the “Company”) is filing Amendment No. 6 to the registration statement today to include this exhibit.

Ms. Wilson also mentioned in that conversation that exhibit 3.1 to the registration statement (the Company’s Articles of Incorporation) would need to be re-filed to include the amendment that was filed with the Nevada Secretary of State on April 25, 2012 (the “April 2012 Amendment”). However, please note that exhibit 3.1.1 incorporates by reference the April 2012 Amendment, which was included as exhibit 3.1 to the Current Report on Form 8-K filed by the Company on May 18, 2012. The April 2012 Amendment includes the increase in the number of authorized shares of common stock. Also filed on April 25, 2012 were Articles of Merger pursuant to which the Company’s name was changed from Bearing Mineral Exploration, Inc. to Petrosonic Energy, Inc.

We hope that this letter has adequately addressed your comments. If you have additional comments or questions, please contact Mary Ann Sapone, Esq. via e-mail at msapone@richardsonpatel.com or by telephone at (707) 937-2059. Our intention is to file a request for acceleration upon receipt from you of confirmation that you have no further comments.

Very truly yours,

PETROSONIC ENERGY, INC.

By:	Art Agolli
Art Agolli
Chief Executive Officer